June 13, 2019

Xuezhu Wang
Chief Executive Officer
Happiness Biotech Group Ltd
No. 11, Dongjiao East Road
Shuangxi, Shunchang, Nanping City
Fujian Province, P.R.C.

       Re: Happiness Biotech Group Ltd
           Amendment No. 4 to Registration Statement on Form F-1
           Filed June 7, 2019
           File No. 333-230170

Dear Mr. Wang:

        We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 4 to Form F-1

Exhibits

1. We refer to the revised Exhibit 5.1 opinion. As previously noted in our prior comment 3 in our letter dated April 30, 2019, the restored Section 1.5 assumes material facts related to the valid issuance opinion as it assumes the accuracy and completeness of all facts and representations made in documents reviewed by counsel. In addition, the second clause of restored Section 1.7 also contains an inappropriate assumption related to the valid issuance opinion. Please file an amended opinion that does not contain these assumptions, and which also clearly covers all of the shares being offered by the Company. Also, please have counsel revise its opinion with respect to the resale shares to opine that they
 Xuezhu Wang
Happiness Biotech Group Ltd
June 13, 2019
Page 2
      are duly authorized, legally issued, fully paid and non-assessable, as they are currently outstanding.
       You may contact Bonnie Baynes at 202-551-4924 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameXuezhu Wang
                                                            Division of
Corporation Finance
Comapany NameHappiness Biotech Group Ltd
                                                            Office of
Healthcare & Insurance
June 13, 2019 Page 2
cc:       Joan Wu, Esq.
FirstName LastName